(Fidelity Investment logo)(registered trademark)

December 19, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re: Fidelity Rutland Square Trust (SEC File Nos. 333-109560 / 811-21439)

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust (the "Registrant"), an open-end management investment company, included herewith pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A under the Securities Act and Amendment No. 9 to the Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "1940 Act") (collectively, "PEA No. 7").

The purpose of this filing relates to a new portfolio of the Registrant, PAS U.S. Opportunity Fund of Funds (the "New Portfolio"), and is being made for the purpose of: (i) updating certain information contained in Part C of Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-1A under the Securities Act and Amendment No. 7 to the Registrant's Registration Statement on Form N-1A under the 1940 Act; and (ii) making conforming date changes and other non-material changes, as the Registrant deems appropriate, within the New Portfolio's prospectus and statement of additional information. The undersigned hereby represents that PEA No. 7 does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

PEA No. 7 is being filed pursuant to Rule 485(b) under the Securities Act, and it is proposed that it shall become effective immediately upon filing. No fees are required in connection with this filing.

Should you have any questions or comments regarding the enclosed material, please feel free to contact me directly at (617) 392-0273.

Very truly yours,

/s/ Kenneth R. Earley

Enclosures